UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Section 13
and 15(d) of the Securities Exchange Act of 1934
ASSET CAPITAL CORPORATION, INC.
(Exact name of registrant as specified in its charter)

Maryland	000-52147	55-0896525

(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)
4733 Bethesda Avenue, Suite 800, Bethesda, Maryland 20814
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 35
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 7, 2006	ASSET CAPITAL CORPORATION, INC.
/s/ Peter C. Minshall
	Name:	Peter C. Minshall
	Title:	Chairman and Chief Executive Officer